FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

April 13, 2012

Item 3.

News Release

The news release was disseminated through Canada News Wire on April 13, 2012

Item 4.

Summary of Material Change

Item 4 .

Winter Drilling at West McArthur and Cree East Uranium Projects Hit Graphitic Target Zones and Strong Alteration Systems

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, April 13th, 2012 -  CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce a preliminary summary of drilling for its two winter drill programs in the Athabasca Basin.  Drilling was undertaken at both the West McArthur and Cree East projects.  The West McArthur Project is a 50/50 joint venture between the Company and MC Resources Canada Ltd., a subsidiary of Japan’s Mitsubishi Corporation.  The Cree East Project is a 50/50 joint venture between the Company and a consortium of S. Korean companies, comprising Hanwha Corp., KEPCO, KORES and SK Networks,

Drill core samples are currently awaiting geochemical analyses.  Crews are departing the field, and detailed data interpretation is due to commence.  The two programs comprised over Cdn$6 million in exploration expenditures with 12,434 metres of drilling.

West McArthur Project:

Seven diamond drill holes (WMA 028 to 034) were completed in February-March 2012, to test a series of individual zones where the resistivity lows were coincident with the EM conductors within the Grid 5 area.  Total meterage drilled in the season was 6,422 metres, including one abandoned drill hole WMA031.  The winter 2012 drill programme has demonstrated on Grid 5 the presence of requisite geological environment for unconformity uranium deposits.  Significant faulting and fracturing are present in a number of drill holes, with individual radioactive spikes or elevated radioactivity in zones of hydrothermal alteration.

From drill core and geophysical data, Grid 5 basement lithologies have now been confirmed to consist of   mostly semi-pelitic to psammitic assemblage of rock units, containing a central unit of graphitic pelites.  Locally there is alteration typical of the geological environment favourable for uranium mineralization.  Two of the drill holes showed pelitic basement assemblages with graphite units.  The other five holes showed metasedimentary basement rocks composed of a mix of semi-pelites and psammites.   Pegmatite and granite interlayers are present in all drill holes.

Frequent fracture zones and major faults were intersected in drill holes WMA028, 032, 033, and 034.  Drill hole WMA029 had a broad zone of intense fracturing at 617 to 633 metres.  The basement rocks are deeply altered by hydrothermal action in drill holes WMA028, 033 and 034.

West McArthur Project
GRID 5
Epp Lake
Susan Lake
Fox Lake
Hughes Lake
C10 Conductor
McArthur River Mine
WMA034
WMA028
WMA033
WMA027
WMA032
WMA029
WMA030
Read Lake Project
(Cameco)
Legend
Winter 2012 Drill Holes
MLEM Conductors
Claim Boundary
Lakes
Background: Magnetic Derivative
TMI
-468.5 -246.4 -140.1 -33.7 81.0
0 1 2 4
Kilometres
474000 476000 478000 480000 482000 484000 486000 488000 490000 492000 494000 496000
6408000 6406000 6404000 6402000 6400000 6398000 6396000 6394000 6392000
57°45'0"N
57°40'0"N
105°20'0"W
105°10'0"W
CanAlaska Uranium Ltd.
Mitsubishi Corporation
West McArthur Project
Grid 5: Winter 2012 Drill Holes, Conductors and Magnetics
UTM NAD 83. Zone 13
NTS: 074H11, H14
Scale: 1: 100 000
Fig No: 1
Date: Apr 11, 2012
Drawn by: AS
WMA 10 04 12

In all drill holes which could be probed by borehole geophysics, there were indications that the drill hole unconformity intersection point was within 20 to 200 metres of the targeted conductive (graphitic) horizon.  This close identification of the conductive target location nearby, either in front of, or behind, the drill intersection point is believed to be directly attributable to the greatly increased precision of geophysical targeting by the newly-developed SQUID (Superconducting Quantum Interfacing Device) receiver used during the 2011-2012 preparatory TDEM surveys.

Cree East Project:

Fifteen diamond drill holes were attempted on the Cree East Project during late January, February and March 2012 with completed drilling of 6,012 metres.  However, only ten drill holes reached their targeted depth in the basement.  This was mostly due to extremely difficult drilling conditions related to intensely hydrothermally altered aureoles in the overlying Athabasca sandstone units within newly-targeted Zone B.

The Zone B target became the priority drill target with the discovery, in the first drill hole, of a major hydrothermal system.  In this drill hole the entire 400-metre sandstone column is heavily fractured, clay altered and friable.  An additional five drill holes show a central area of at least 130 metres x 180 metres, and trending towards drill hole CRE084, which is 400 metres to the east.  Drill hole CRE084 has only minor overlying sandstone alteration, but there is significant alteration in the basement within graphitic pelite units.

106°15'0"W
424000
426000
428000
430000
6366000
6364000
6362000
6360000
6358000
6356000
57°22'30"N
Cree Lake
Map Area
C r e e L a k e
N
ZONE A
ZONE B
ZONE C
ZONE D
ZONE E
ZONE G
ZONE H
ZONE I
ZONE J
ZONE K
ZONE L
ZONE M
CRE087
CRE085
CRE089
CRE091
CRE086
CRE084
CRE090
CRE083
CRE088
CRE077
CRE081
CRE080
CRE079
CRE082
0
0.5
1
2
Kilometres
Legend
Winter 2012 Drill Holes
2008-2011 Drill Holes
Winter Drilling Areas
CanAlaska Uranium Ltd.
Cree East Project
Location of Drill Holes and Zones
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 50 000
Fig No: 1
Date: Apr 11, 2012
Drawn by: AS
CRE Apr 10 2012

The last drill hole in Zone B, CRE091, was not able to be completed because of deteriorating rock and field operating conditions.  The drill hole was targeting a zone of major basement offsets (at least 50 metres) in proximity of an EM basement conductor, with zones of clay alteration, de-silicification and zones of rotated sandstone blocks in the sandstone.  The hole was stopped at about 150 metres above the unconformity.  The drill casing is in place and this hole can be completed during the next drill season.

In Zone A,  where previous drill holes had indicated major basement faults, clay alteration and hydrothermal activity, drill hole CRE085 confirmed further significant faulting near drill hole CRE073, and blocks of banded iron formation within the overlying sandstone, but did not penetrate any major uranium mineralization.

Poor field conditions prevailing at the commencement of the winter programme required that the main program was reversed in order, and two new areas were drilled initially, while ice roads and sites were being accessed.   In Zone J, four drill holes were completed and in Zone G, one hole was completed.  In Zone J, the targeted graphitic conductor was intercepted with the first drill hole.  This successful intersection of the target is attributed to the higher precision of the SQUID geophysical surveys which were carried out prior to the drill program.  Graphitic conductors and some sandstone alteration were intersected in Zones J and G, and further follow-up drilling will be required to understand the target geology.

Drill core samples from both projects are in transit to the laboratory for multi-element analyses to confirm the uranium content of intersections showing occasional radioactive spikes, or high background radioactivity.

Dr. Karl Schimann, CanAlaska’s V.P. - Exploration commented:  “The field crews completed the winter drill programs under difficult ground and weather conditions.  These were overshadowed by the significant increase in targeting success, and geological information received.  The alteration systems, which surround the typical Athabasca uranium deposits, show distinct chemical patterns and clay alteration.  This winter’s drill programs successfully localized targets in both projects for CanAlaska’s continued exploration efforts for the discovery of a major unconformity  uranium deposit.”

Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 13th day of April 2012.